

September 12, 2013

<u>Via facsimile</u>
Mr. Christopher Cronin
President and Director
Commonwealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

      Re: Commonwealth Realty Partners, Inc.
              Item 4.01 Form 8-K
              Filed October 30, 2012
              File No. 333-163807

Dear Mr. Cronin:

      We issued comments to you on the above captioned filing on November 1, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2013.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact me at 202-551-3432 if you have any questions.

              Sincerely,

              /s/William H. Demarest IV

              William H. Demarest IV
              Accountant